C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
August 8, 2018

Manulife Financial Corporation declares dividends

TORONTO - Manulife Financial Corporation's Board of Directors today announced a quarterly shareholders' dividend of $0.22 per share on the common shares of Manulife Financial Corporation (the "Company"), payable on and after September 19, 2018 to shareholders of record at the close of business on August 21, 2018.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2018 to shareholders of record at the close of business on August 21, 2018:

• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class 1 Shares Series 3 - $0.136125 per share
• Class 1 Shares Series 4 - $0.168625 per share
• Class 1 Shares Series 5 - $0.243188 per share
• Class 1 Shares Series 7 - $0.2695 per share
• Class 1 Shares Series 9 - $0.271938 per share
• Class 1 Shares Series 11 - $0.295688 per share
• Class 1 Shares Series 13 - $0.2375 per share
• Class 1 Shares Series 15 - $0.24375 per share
• Class 1 Shares Series 17 - $0.24375 per share
• Class 1 Shares Series 19 - $0.2375 per share
• Class 1 Shares Series 21 - $0.35 per share
• Class 1 Shares Series 23 - $0.303125 per share
• Class 1 Shares Series 25 - $0.29375 per share

In respect of the Company's September 19, 2018 common share dividend payment date, the Board has decided that the common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had about 35,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of June 30, 2018, we had over $1.1 trillion (US$849 billion) in assets under management and administration, and in the previous 12 months we made $27.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.
Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com